Exhibit 99.1

7 DAYS GROUP HOLDINGS LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 5, 2010

On November 5, 2010, 7 Days Group Holdings Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 9:00 a.m., local time, at 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong, for the following purposes:

1.	Re-election of Boquan He, Minjian Shi, Miao Chi, Meng Ann Lim, Wee Seng Tan and Bin Dai as directors of the Company.

2.	Ratification of re-appointment of KPMG as the Company’s independent auditor for the financial year ending December 31, 2010.

3.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items in the attached proxy statement.  Only shareholders registered in the register of members at the close of business on September 24, 2010 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person.  However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder.  A proxy need not be a shareholder of the Company.  Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting.  If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so.  Your proxy is revocable in accordance with the procedures set forth in the proxy statement.  This proxy is to be delivered to the attention of Eric Haibing Wu, 7 Days Group Holdings Limited, 10th Floor, 705 GuangzhouDaDaoNan Road, Guangzhou, Guangdong 510290, People’s Republic of China, and arrive no later than 48 hours prior to the meeting.  The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2009 Annual Report are also available through our website at http://en.7daysinn.cn/.  You can also request a hard copy of the Company’s audited financial statements for the financial year ended December 31, 2009 free of charge.  Such requests should be directed to our investor relations representatives by submitting an online information request through our website at http://en.7daysinn.cn/, or in writing to 7 Days Group Holdings Limited, 10th Floor, 705 GuangzhouDaDaoNan Road, Guangzhou, Guangdong 510290, People’s Republic of China.

By Order of the Board of Directors,

/s/ Boquan He
Boquan He
Chairman of the Board

September 28, 2010

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